Exhibit 99.2

OPC Energy Ltd.
Condensed Consolidated Interim
Financial Statements
As at September 30, 2022
(Unaudited)

OPC Energy Ltd.
Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

Somekh Chaikin
Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – the “Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as at September 30, 2022, and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine-month and three-month period then ended. The Board of Directors and management are responsible for preparing and presenting financial information for these interim periods in accordance with IAS 34, Interim Financial Reporting, and are also responsible for preparing financial information for this interim period under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion regarding the financial information for this interim period based on our review.

Scope of the Review

We conducted our review in accordance with Review Standard (Israel) 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might have been identifiable in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information was not prepared, in all material respects, in accordance with International Accounting Standard (IAS 34).

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Somekh Chaikin
Certified Public Accountants

November 23, 2022

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position as of

	September 30	September 30	December 31
	2022	2021	2021
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million

Current assets

Cash and cash equivalents	1,213	*1,539	*731
Short-term restricted deposits and cash	36	125	1
Trade receivables and accrued income	185	177	194
Other receivables and debit balances	189	145	118
Inventories	7	-	5
Short-term derivative financial instruments	14	1	2

Total current assets	1,644	1,987	1,051

Non‑current assets

Long-term restricted deposits and cash	53	*92	*93
Prepaid expenses and other long-term receivables	206	180	178
Investments in associates	2,216	1,851	1,696
Deferred tax assets	21	*33	*59
Long-term derivative financial instruments	60	31	36
Property, plant & equipment	4,103	*3,269	*3,523
Right‑of‑use assets	322	300	302
Intangible assets	786	*677	698

Total non‑current assets	7,767	6,433	6,585

Total assets	9,411	8,420	7,636

* Restated and reclassified - for more information, see Note 2D.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position as of

	September 30	September 30	December 31
	2022	2021	2021
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current liabilities

Current maturities of long-term loans from banks and financial institutions	101	1,363	68
Current maturities of loans from non‑controlling interests	58	-	29
Current maturities of debentures	33	22	22
Trade payables	308	359	425
Payables and credit balances	98	73	87
Short-term derivative financial instruments	4	36	27
Current maturities of lease liabilities	61	57	59
Current tax liabilities	5	1	-

Total current liabilities	668	1,911	717

Non‑current liabilities

Long-term loans from banking corporations and financial institutions	1,685	1,386	1,451
Long-term loans from non-controlling interests and others	415	359	404
Debentures	1,799	1,788	1,789
Long-term lease liabilities	72	42	44
Other long‑term liabilities	126	*68	91
Deferred tax liabilities	339	*287	*299

Total non-current liabilities	4,436	3,930	4,078

Total liabilities	5,104	5,841	4,795

Equity

Share capital	2	2	2
Share premium	3,209	2,081	2,392
Capital reserves	346	103	68
Outstanding loss	(55)	*(143)	*(198)

Total equity attributable to the Company’s shareholders	3,502	2,043	2,264

Non‑controlling interests	805	*536	577

Total equity	4,307	2,579	2,841

Total liabilities and equity	9,411	8,420	7,636

* Restated and reclassified - for more information, see Note 2D.

Yair Caspi	Giora Almogy	Ana Bernstein Shvartsman
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Date the financial statements were approved: November 23, 2022

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Income

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from sales and services	1,423	1,148	550	430	1,575
Cost of sales and services (net of depreciation and amortization)	1,040	777	395	262	1,086
Depreciation and amortization	129	131	46	44	*171

Gross profit	254	240	109	124	318

General and administrative expenses	175	*133	65	*48	199
Share in the profits (losses) of associates	190	23	124	75	(35)
Transaction expenses in respect of acquisition of the CPV Group	-	2	-	-	2
Business development expenses	18	4	6	2	5
Other income (expenses), net	4	*(1)	2	(1)	-

Operating profit	255	123	164	148	77

Finance expenses	128	138	43	54	194
Finance income	110	*9	17	*-	9
Loss from disposal of financial liabilities, net	-	*273	-	*234	272

Finance expenses, net	(18)	(402)	(26)	(288)	(457)

Profit (loss) before taxes on income	237	(279)	138	(140)	(380)

Taxes on income (tax benefit)	57	*(70)	30	*(28)	(77)

Profit (loss) for the period	180	(209)	108	(112)	(303)

Attributable to:
The Company’s shareholders	143	*(164)	76	*(94)	(219)
Non‑controlling interests	37	*(45)	32	*(18)	(84)

Profit (loss) for the period	180	(209)	108	(112)	(303)

Earnings (loss) per share attributable to the Company’s owners

Basic earnings (loss) per share (in NIS)	0.70	*(0.88)	0.36	*(0.51)	(1.15)

Diluted earnings (loss) per share (in NIS)	0.68	*(0.88)	0.35	*(0.51)	(1.15)

* Restated and reclassified - for more information, see Note 2D.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit (loss) for the period	180	*(209)	108	*(112)	*(303)

Other comprehensive income items that, subsequent to initial recognition in comprehensive income, were or will be transferred to profit and loss

Effective portion of the change in the fair value of cash flow hedges	51	34	12	1	28

Net change in fair value of derivative financial instruments used for hedging cash flows stated to the cost of the hedged item	-	110	(2)	5	120

Net change in fair value of derivative financial instruments used to hedge cash flows transferred to profit and loss	(11)	(8)	(4)	(4)	(7)

Group's share in other comprehensive income (loss) of associates, net of tax	68	33	14	10	40

Foreign currency translation differences in respect of foreign operations	287	26	44	(17)	(40)

Tax on other comprehensive income items	(10)	(4)	(1)	(1)	(1)

Other comprehensive income for the period, net of tax	385	191	63	(6)	140

Total comprehensive income (loss) for the period	565	(18)	171	(118)	(163)

Attributable to:
The Company’s shareholders	411	*9	119	*(98)	(82)
Non‑controlling interests	154	*(27)	52	*(20)	(81)
Comprehensive income (loss) for the period	565	(18)	171	(118)	(163)

* Restated and reclassified - for more information, see Note 2D.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained earnings (loss)	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the nine-month period ended September 30, 2022

Balance as at January 1 2022	2	2,392	(25)	32	(27)	78	10	*(198)	2,264	577	2,841

Issuance of shares (less issuance expenses)	**-	815	-	-	-	-	-	-	815	-	815
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	74	74
Share-based payment	-	-	-	-	-	-	12	-	12	-	12
Exercised options and RSUs	**-	2	-	-	-	-	(2)	-	-	-	-
Other comprehensive income for the period, net of tax	-	-	-	68	200	-	-	-	268	117	385
Profit for the period	-	-	-	-	-	-	-	143	143	37	180

Balance as at September 30, 2022	2	3,209	(25)	100	173	78	20	(55)	3,502	805	4,307

For the nine-month period ended September 30, 2021

Balance as at January 1 2021	2	1,714	(25)	(132)	-	78	5	*21	1,663	41	1,704

Issuance of shares (less issuance expenses)	**-	365	-	-	-	-	-	-	365	-	365
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	555	555
Share-based payment	-	-	-	-	-	-	6	-	6	-	6
Exercised options and RSUs	**-	2	-	-	-	-	(2)	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(33)	(33)
Other comprehensive income for the period, net of tax	-	-	-	155	18	-	-	-	173	18	191
Loss for the period	-	-	-	-	-	-	-	*(164)	*(164)	*(45)	*(209)

Balance as at September 30, 2021	2	2,081	(25)	23	18	78	9	(143)	2,043	536	2,579

* Restated and reclassified - for more information, see Note 2D.
** Amount is less than NIS 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained earnings (loss)	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
	(Unaudited)

For the three-month period ended September 30, 2022

Balance as at July 1, 2022	2	2,392	(25)	87	143	78	17	(131)	2,563	716	3,279

Issuance of shares (less issuance expenses)	**-	815	-	-	-	-	-	-	815	-	815
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	37	37
Share-based payment	-	-	-	-	-	-	5	-	5	-	5
Exercised options and RSUs	**-	2	-	-	-	-	(2)	-	-	-	-
Other comprehensive income for the period, net of tax	-	-	-	13	30	-	-	-	43	20	63
Profit for the period	-	-	-	-	-	-	-	76	76	32	108

Balance as at September 30, 2022	2	3,209	(25)	100	173	78	20	(55)	3,502	805	4,307

For the three-month period ended September 30, 2021

Balance as at July 1, 2021	2	2,061	(25)	15	30	78	7	*(49)	2,119	*562	2,681

Issuance of shares (less issuance expenses)	**-	19	-	-	-	-	-	-	19	-	19
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	19	19
Share-based payment	-	-	-	-	-	-	3	-	3	-	3
Exercised options and RSUs	**-	1	-	-	-	-	(1)	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(25)	(25)
Other comprehensive income (loss) for the period, net of tax	-	-	-	8	(12)	-	-	-	(4)	(2)	(6)
Loss for the period	-	-	-	-	-	-	-	*(94)	*(94)	*(18)	*(112)

Balance as at September 30, 2021	2	2,081	(25)	23	18	78	9	(143)	2,043	536	2,579

* Restated and reclassified - for more information, see Note 2D.
** Amount is less than NIS 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with shareholders	Capital reserve for share-based payment	Retained earnings (loss)	Total	Non‑controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

	(Audited)
For the year ended December 31, 2021

Balance as at January 1 2021	2	1,714	(25)	(132)	-	78	5	*21	1,663	41	1,704

Issuance of shares (less issuance expenses)	**-	674	-	-	-	-	-	-	674	-	674
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	629	629
Non-controlling interests in respect of business combinations	-	-	-	-	-	-	-	-	-	21	21
Share-based payment	-	-	-	-	-	-	9	-	9	-	9
Exercised options and RSUs	**-	4	-	-	-	-	(4)	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(33)	(33)
Other comprehensive income (loss) for the year, net of tax	-	-	-	164	(27)	-	-	-	137	3	140
Loss for the year	-	-	-	-	-	-	-	*(219)	(219)	(84)	(303)

Balance as at December 31 2021	2	2,392	(25)	32	(27)	78	10	(198)	2,264	577	2,841

* Restated and reclassified - for more information, see Note 2D.
** Amount is less than NIS 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flow

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the period	180	*(209)	108	*(112)	*(303)
Adjustments:
Depreciation, amortization and diesel fuel consumption	147	140	51	47	185
Finance expenses, net	18	*402	26	288	457
Taxes on income (tax benefit)	57	*(70)	30	*(28)	(77)
Share in losses (profits) of associates	(190)	(23)	(124)	(75)	35
Share-based compensation transactions	31	*31	14	*12	58
	243	271	105	132	355

Changes in inventory, trade and other receivables	(17)	(28)	2	(58)	(2)
Changes in trade payables, service providers, other payables and long-term liabilities	46	(9)	69	(4)	1
	29	(37)	71	(62)	(1)

Dividends received from associates	-	30	-	7	32
Income tax paid	(1)	(1)	(1)	-	(1)

Net cash from operating activities	271	263	175	77	385
Cash flows from investing activities
Interest received	3	-	3	-	-
Short-term restricted deposits and cash, net	(33)	*1,755	1	-	*1,814
Short-term collaterals provided	(66)	*(30)	(66)	-	*(34)
Release of short-term collaterals	17	-	17	-	-
Withdrawals from long-term restricted cash	44	95	-	6	172
Deposits to long-term restricted cash	(1)	*(31)	1	-	*(31)
Acquisition of subsidiaries, net of cash acquired	-	(2,140)	-	-	(2,152)
Acquisition of an associate and investment in associates	(6)	(28)	(3)	(2)	(28)
Long-term loans to an associate	-	(17)	-	-	(17)
Proceeds for repayment of partnership capital from associates	13	154	4	4	154
Long-term advance payments and prepaid expenses	(18)	(22)	(6)	(10)	(23)
Purchase of property, plant and equipment	(717)	(492)	(184)	(195)	(746)
Refunds for right‑of‑use assets and property, plant, and equipment	-	16	-	10	16
Purchase of intangible assets	(28)	(2)	(21)	(1)	(5)
Payment for derivative financial instruments	(17)	(9)	(6)	(5)	(21)
Proceeds for derivative financial instruments	19	1	7	-	3

Net cash used in investing activities	(790)	(750)	(253)	(193)	(898)

* Restated and reclassified - for more information, see Note 2D.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flow (cont.)

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from financing activities
Proceeds of share issuance, less issuance expenses	815	365	815	19	674
Proceeds of debenture issuance, less issuance expenses	-	842	-	842	842
Receipt of long-term loans from banking corporations and financial institutions	253	595	-	519	682
Receipt of loans from non‑controlling interests	31	172	11	6	421
Investments by holders of non-controlling interests in equity of subsidiary	74	555	37	19	629
Interest paid	(72)	(98)	(31)	(34)	(102)
Prepaid costs for loans taken	(7)	(12)	(2)	(6)	(16)
Dividend paid to non-controlling interests	-	(33)	-	(25)	(33)
Repayment of long-term loans from banking corporations and others	(57)	(454)	(17)	(241)	(1,936)
Repayment of long-term loans from non-controlling interests	(35)	-	(21)	-	-
Repayment of debentures	(20)	(19)	(10)	(9)	(19)
Repayment of other long‑term liabilities	-	(94)	-	-	(94)
Payment for derivative financial instruments	(5)	(48)	(2)	(38)	(58)
Proceeds for derivative financial instruments	-	-	-	-	13
Repayment of principal in respect of lease liabilities	(5)	(4)	(2)	(1)	(6)
Net cash provided by financing activities	972	1,767	778	1,051	997

Net increase in cash and cash equivalents	453	1,280	700	935	484

Balance of cash and cash equivalents at beginning of period	731	200	506	605	200

Effect of exchange rate fluctuations on cash and cash equivalent balances	29	59	7	(1)	47

Balance of cash and cash equivalents at end of period	1,213	1,539	1,213	1,539	731

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 1 - GENERAL

A.          The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Road, Tel Aviv, Israel. The Company’s controlling shareholder is Kenon Holdings Ltd. (hereinafter - the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange Ltd. (hereinafter - the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE.

As at the date of the report, the Company and its investees (hereinafter - the “Group”) are engaged in two reportable segments:

(1) Electricity and energy generation and supply in Israel (mostly through a wholly-owned subsidiary - OPC Power Plants Ltd.) - under this operating segment, the Group is engaged in the generation and supply of energy (as at the reporting date, electricity, steam and charging services for electric vehicles), mainly to private customers, and to Noga - Israel Independent System Operator Ltd. (hereinafter - the “System Operator”) and to the System Operator, and in the development, construction and operation in Israel of power plants and energy generation facilities powered using natural gas and renewable energy;

(2) Generation and supply of electricity and Energy Generation and Supply in the US (through the CPV Group)1 - In this operating segment, the Group is engaged in the development, construction and management of renewable energy and conventional (natural gas-powered) power plants in the United States and in the holding of rights in operational and under-construction renewable energy and conventional power plants. Furthermore, the Group engages in providing asset and energy management services for power plants in the US that are owned by the Group and by third parties.

For further details, see Note 25D1 to the Financial Statements as at December 31, 2021 (hereinafter – the “Annual Financial Statements”).

The Group’s activity is subject to seasonal effects as a result of changes in the energy demand management rate (hereinafter – the “TAOZ”), which is regulated and published by the Israeli Electricity Authority. As at the date of the report, the year is broken down into three seasons, as follows: summer (July and August), winter (December, January and February) and “transitional” (March through June and September through November), with a different tariff set for each season. The Company’s results are based on the generation component, which is part of the TAOZ, resulting in a seasonal effect. It should be noted that as from the revision of the TAOZ for 2023, revisions are expected, including an increase in the number of months during which peak time (which may change) applies in the summer to 4 months instead of two months and change in hour clusters each day.

The revenues of the CPV Group from electricity generation are seasonal and impacted by variable demand, gas prices and electricity prices, as well as the weather. In general, with respect to gas-fired power plants, there is higher profitability in seasons where temperatures are at their highest or lowest - usually during summer and winter. Similarly, the profitability of renewable energy production is subject to production volume, which varies based on wind and solar constructions, as well as its electricity price, which tends to be higher in winter, unless there is a fixed contractual price for the project.

B.       Global trends and the impacts of Covid-19

Further to what is stated in Note 1B to the Annual Financial Statements regarding global effects and the impact of the spread of the Covid-19 virus, during the Reporting Period, there were no material changes in the effect of the pandemic on the Group’s results.

During the Reporting Period, macroeconomic trends, both globally and in Israel, led to a sharp increase in prices, due to, among other things, geopolitical events, specifically the war in Ukraine, the global energy crisis, which triggered a sharp increase in energy and electricity prices, continued disruption to the supply chain and the effects of the Covid-19 pandemic. Among other things, these events led to a significant increase in inflation rates in the USA and Israel, and to a corresponding increase in interest rates.

1 CPV Group LP and the entities held by it. The CPV Group is indirectly held by the Company, at 70%.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.
Statement of compliance with International Financial Reporting Standards (IFRS)

The Condensed Consolidated Interim Financial Statements were prepared in accordance with International Accounting Standard 34 (hereinafter – “IAS 34”) - “Interim Financial Reporting” and do not include all of the information required in complete Annual Financial Statements. These statements should be read in conjunction with the Annual Financial Statements. In addition, these financial statements were prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The condensed consolidated interim financial statements were approved for publication by the Company’s Board of Directors on November 23, 2022.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the primary economic environment in which the Company operates. Accordingly, the NIS is the Company’s functional currency. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Use of estimates and judgments

In preparation of the condensed consolidated interim financial statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results may differ from these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements.

D.	Restatement and reclassification

1.
Set forth below is the effect of the implementation of presentation and reclassification as stated in Sections 2-4 and 5D below on the comparative figures in the statement of financial position as of September 30, 2021:

	As at September 30, 2021
	As reported in the past	The effect of the implementation of the amendment to IAS 16 (see Section 2)	Immaterial adjustment (see Section 3)	Updating temporary amounts in respect of business combination (see Section 4)	Reclassification of comparative amounts (see Section 5D)	As reported in these interim financial statements

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Property, plant & equipment	3,278	(9)	-	-	-	3,269
Intangible assets	673	-	-	4	-	677
Deferred tax assets	120	-	(2)	-	(85)	33
Deferred tax liabilities	370	(2)	-	4	(85)	287
Other long‑term liabilities	77	-	(9)	-	-	68
Outstanding loss	(141)	(7)	5	-	-	(143)
Non‑controlling interests	534	-	2	-	-	536

2.
Restatement following first-time application of amendment to IAS 16

For information regarding first-time application of amendment to IAS 16, see Note 3 below. The effect of the application of the amendment for the year ended December 31, 2020, in view of the commencement of commercial operation of the Hadera Power Plant in that year is a NIS 4 million increase in loss. The effect of the application of the amendment as of December 31, 2021, is a NIS 8 million decrease in property, plant and equipment, a NIS 6 million decrease in equity attributable to shareholders, and a NIS 2 million decrease in deferred tax liability. The effect of the implementation of the amendment on the income statements for the nine-month and three-month periods ended September 30, 2021, and for the year ended December 31, 2021, is immaterial. For information about the effect of the implementation of the amendment on the statement of financial position as of September 30, 2021, see Section 1 above.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

D.	Restatement and reclassification (cont.)

3.
Immaterial adjustment of comparative amounts

The Company made an immaterial adjustment to the financial information as of September 30, 2021, and for the nine-month and three-month periods ended on that date in order to reflect the recognition of the value of the benefit of rights to participate in profits awarded to CPV Group employees (as described in Note 7E3) over the vesting periods. For information about the adjustment’s effect on the statement of financial position, see Section 1 above.

Set forth below is the adjustment’s effect on the income statement:

	For the nine-month period ended September 30, 2021
	As reported in the past	The effect of the amendment	As reported in these financial statements
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million

General and administrative expenses	142	(9)	133
Tax benefit	(72)	2	(70)
Loss for the period	(216)	7	(209)

Attributable to:
The Company’s shareholders	(169)	5	(164)
Non‑controlling interests	(47)	2	(45)

Basic loss per share (in NIS)	(0.90)	0.02	(0.88)
Diluted loss per share (in NIS)	(0.90)	0.02	(0.88)

	For the three-month period ended September 30, 2021
	As reported in the past	The effect of the amendment	As reported in these financial statements
	(Unaudited)	(Unaudited)	(Unaudited)
	NIS million	NIS million	NIS million

General and administrative expenses	39	9	48
Tax benefit	(25)	(3)	(28)
Loss for the period	(106)	(6)	(112)

Attributable to:
The Company’s shareholders	(90)	(4)	(94)
Non‑controlling interests	(16)	(2)	(18)

Basic loss per share (in NIS)	(0.48)	(0.03)	(0.51)
Diluted loss per share (in NIS)	(0.48)	(0.03)	(0.51)

4.
Busines combination that took place in a previous period and measured in previous periods using temporary amounts

On January 25, 2021, the transaction for the acquisition of 70% of the rights and holdings in the CPV Group was completed.

The Company made an immaterial adjustment to the statement of financial position as at September 30, 2021, following a revision to the independent valuation of the business combination. For information about the adjustment’s effect on the statement of financial position, see Section 1 above.

The effect of the adjustment on the income statement for the nine-month and three-month periods ended September 30, 2021, is immaterial.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

D.	Restatement and reclassification (cont.)

5.	Reclassification of comparative amounts

During the reporting period, the Company reclassified the following amounts:

A.
A total of NIS 26 million from the cash and cash equivalents line item to the long-term restricted deposits and cash line item in the statement of financial position as of December 31, 2021, and September 30, 2021. In addition, a total of approx. NIS 26 million from the period-end cash and cash equivalents line item to the deposits to long-term restricted cash line item in the statement of cash flows for the year ended December 31, 2021, for the nine-month periods ended September 30, 2021.

B.
A total of NIS 34 million and a total of NIS 30 million from the short-term restricted deposits and cash, net line item to the short-term collateral provided line item in the cash flow statement for the year ended December 31, 2021 and the nine-month period ended on September 30, 2021, respectively.

C.
A total of NIS 39 million from the other expenses, net line item to the loss from disposal of financial liabilities, net line item in the income statement for the nine-month period ended September 30, 2021. In addition, a total of approx. NIS 10 million from the finance income line item to the loss from disposal of financial liabilities, net line item in the income statement for the nine-month and three-month periods ended September 30, 2021. For more information about the net loss recognized, see Notes 16D5 and 28O to the Annual Financial Statements.

D.
A total of NIS 94 million and a total of NIS 85 million from the deferred tax assets line item to the deferred tax liabilities line item in the statement of financial position as at December 31, 2021, and September 30, 2021, respectively.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Excluding as detailed below, the Group’s accounting policies in these condensed consolidated interim financial statements are the same as the policies applied to the 2021 Annual Financial Statements. Following is a description of the main change in the accounting policies in these condensed consolidated interim financial statements and its effect.

First-time application of Amendment to IAS 16 - Property, Plant, and Equipment: Costs Directly Attributable to Property, Plant, and Equipment

The amendment, which came into effect on January 1 2022, revoked the requirement whereby in calculating costs that are directly attributable to property, plant and equipment, the net proceeds from the sale of any items produced in the process (such as samples produced at the time of testing the equipment) should be deducted from the costs of testing the proper functioning of the asset. Instead, such proceeds will be recognized in profit and loss according to the measurement requirements of IAS 2, Inventories.

The Company applied the amendment retrospectively, including revision of the comparative amounts, but only for items of property, plant and equipment that were brought to the location and status required for them to be able to function in the manner contemplated by management after the earliest reporting period presented on first-time application of the amendment, i.e., as from January 1 2020. For information about the effect of first-time application see Note 2D.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 4 - SEGMENT REPORTING

As at the report date, there was no change in the Group’s operating segments and the manner in which the segments’ performance is measured relative to Note 27 to the Annual Financial Statements.
It should be clarified that data of associates and joint ventures in this note are included by way of proportionate consolidation according to the CPV Group's holding rate.

	For the nine-month period ended September 30, 2022
	Israel	USA	Adjustments	Consolidated - total
	(Unaudited)
	NIS million

Revenues from sales and services	1,279	1,614	(1,470)	1,423

Adjusted EBITDA² for the period	273	351	(28)	596

Depreciation and amortization				(140)
Finance expenses, net				(18)
Share in losses of associates not included in adjusted EBITDA				(201)
				(359)

Profit before taxes on income				237

Taxes on income				57

Profit for the period				180

	For the nine-month period ended September 30, 2021
	Israel	USA	Adjustments	Consolidated - total
	(Unaudited)
	NIS million

Revenues from sales and services	1,025	829	(706)	1,148

Adjusted EBITDA for the period	269	*228	(21)	476

Depreciation and amortization				(136)
Finance expenses, net				*(402)
Share in losses of associates not included in adjusted EBITDA				(214)
Non-recurring expenses				*(3)
				(755)

Loss before taxes on income				(279)

Tax benefit				*(70)

Loss for the period				(209)

2  Adjusted EBITDA – Company’s profit (loss) before depreciation and amortization, net finance expenses or income, taxes on income, changes in the fair value of derivative financial instruments and items outside the ordinary course of the Group’s business and/or non-recurring items.

* Restated and reclassified - for more information, see Note 2D.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the three-month period ended September 30, 2022
	Israel	USA	Adjustments	Consolidated - total
	(Unaudited)
	NIS million

Revenues from sales and services	498	675	(623)	550

Adjusted EBITDA for the period	121	161	(10)	272

Depreciation and amortization				(49)
Finance expenses, net				(26)
Share in losses of associates not included in adjusted EBITDA				(59)
				(134)

Profit before taxes on income				138

Taxes on income				30

Profit for the period				108

	For the three-month period ended September 30, 2021
	Israel	USA	Adjustments	Consolidated - total
	(Unaudited)
	NIS million

Revenues from sales and services	375	403	(348)	430

Adjusted EBITDA for the period	122	*99	(8)	213

Depreciation and amortization				(46)
Finance expenses, net				(288)
Share in losses of associates not included in adjusted EBITDA				(18)
Non-recurring expenses				(1)
				(353)

Loss before taxes on income				(140)

Tax benefit				*(28)

Loss for the period				(112)

* Restated and reclassified - for more information, see Note 2D.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2021
	Israel	USA	Adjustments	Consolidated - total
	(Audited)
	NIS million

Revenues from sales and services	1,412	1,135	(972)	1,575

Annualized EBITDA	360	303	(29)	634

Depreciation and amortization				*(179)
Finance expenses, net				(457)
Share in losses of associates not included in adjusted EBITDA				(375)
Non-recurring expenses				(3)
				(1,014)

Loss before taxes on income				(380)

Tax benefit				(77)

Loss for the year				(303)

* Restated and reclassified - for more information, see Note 2D.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 5 - REVENUES FROM SALES AND SERVICES

Composition of revenues from sales and provision of services:

	For the nine-month period ended September 30		For the three-month period ended September 30
					For the year ended December 31
	2022	2021	2022	2021	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from sale of electricity in Israel:
Revenues from the sale of energy to private customers	891	705	355	254	966
Revenues from private customers for infrastructure services	237	218	93	80	298
Revenues from energy sales to the System Operator and other suppliers	79	60	22	27	91

Revenues from sale of steam in Israel	44	42	14	14	57
Other income in Israel	28	-	14	-	-

Total income in Israel	1,279	1,025	498	375	1,412

Revenues from sale of electricity in the US	65	59	18	21	82
Revenues from provision of services in the US (1)	79	64	34	34	81

Total revenues in the USA	144	123	52	55	163

Total income	1,423	1,148	550	430	1,575

(1)
As of the report date, CPV Group also provides asset management services for power plants with an overall capacity of approx. 7,446 MW (approx. 5,870 MW as of the approval date of the financial statements), and energy management services to power plants with an overall capacity of approx. 5,493 MW.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 6 - CREDIT FROM BANKING CORPORATIONS AND OTHERS, DEBENTURES, GUARANTEES AND EQUITY

A.	Material events during the reporting period

1.	Further to Note 17C to the annual financial statements, in August 2022, a rating report ratified the ilA-/Stable issuer rating given to the Company by S&P Global Ratings Maalot Ltd.

2.
Further to what is stated in Note 16D4 to the Annual Financial Statements, a further credit facility agreement was signed in the Reporting Period between the Company and another banking corporation for the provision of a further NIS 100 million credit facility; whereas of the report date, the unutilized balance of the said credit facility is NIS 90 million. It should be noted that as of the report date, the unutilized balance of all of the Company’s credit facilities is NIS 690 million.

3.
In July 2022, the Company issued to the public 9,443,800 ordinary shares of NIS 0.01 par value each. The issuance was carried out by way of uniform offering with a quantities range, and a tender for the unit price and quantity. It should be noted that the Parent Company submitted subscriptions as part of the tender, and was issued with 3,898,000 ordinary shares as part of the issuance. Gross issuance proceeds amounted to approx. NIS 330.5 million. The issuance expenses amounted to about NIS 9 million.

4.
In September 2022, the Company issued to qualified investors 12,500,000 ordinary shares of NIS 0.01 par value each. Gross issuance proceeds amounted to approx. NIS 500 million. The issuance expenses amounted to about NIS 6 million.

5.
During the reporting period, the Company issued 160,877 ordinary Company shares of NIS 0.01 par value to the Group’s officers, net exercise notices of 272,137 options. The weighted average price per share on the exercise date of the options was NIS 39.67.

6.
During the reporting period and subsequent to the reporting date, the Company issued a total of 52,784 ordinary Company shares of NIS 0.01 par value each and a total of 2,661 ordinary Company shares of NIS 0.01 par value each, respectively, to Group officers in view of the vesting of some of the RSUs awarded to them as part of an equity-based compensation plan to Company’s employees as described in Note 18B to the Annual Financial Statements.

B.	Changes in the Group’s material guarantees:

Further to Note 16D to the Annual Financial Statements, following are details on the main changes which took place during the reporting period in the bank guarantee amounts given by Group companies to third parties:

	As at September 30, 2022	As at December 31, 2021

For operating projects in Israel (Rotem and Hadera)	93	102
For projects under construction in Israel (Zomet, Sorek and consumers’ premises) (1)	105	84
For virtual supply activity in Israel	62	35
For operational projects in the USA (Keenan)	43	38
In respect of projects under construction and development in the USA (Group 2) (CPV)	91	26
Total	394	285

(1) During the reporting period, NIS 15 million in restricted cash provided to secure bank guarantees were released.
(2) During the reporting period, monetary collaterals in the amount of approximately NIS 46 million were released and replaced by bank guarantees.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 7 – ADDITIONAL INFORMATION

A.	Investments in property, plant and equipment

In the nine‑month periods ended September 30, 2022, and 2021, the Group purchased property, plant and equipment for a total of approximately NIS 555 million and approximately NIS 713 million, respectively, including property, plant and equipment purchased under business combinations during the nine-month period ended September 30, 2021, for a total of NIS 162 million.  Furthermore, it should be noted that during the Reporting Period planned and unplanned maintenance work was conducted in Rotem over 38 days. The cost of the said maintenance work amounted to NIS 48 million. In addition, further to what is stated in Note 25A1(b) to the annual financial statements, at the end of April 2022, Hadera’s steam turbine was shut down for maintenance work; during the course of this work, the Group also conducted repairs in the gas turbine. The work in the gas turbine was completed, but the maintenance work in the steam turbine took longer than expected due to additional required repairs, and as of the financial statements approval date the steam turbine is expected to become operational again by the end of 2022.

The said purchase amounts also include credit costs, which were capitalized to property, plant and equipment at NIS 39 million and NIS 15 million, in the nine‑month periods ended September 30, 2022 and September 30, 2021, respectively, as well as non-cash purchases totaling NIS 119 million and NIS 87 million for these periods, respectively.

B.	Engagements

1.
In May 2022, the Company and its subsidiary - OPC Holdings Israel Ltd. (hereinafter - “OPC Holdings Israel”) - entered into a share exchange and investment transaction with Veridis - Power Plants Ltd. (hereinafter - “Veridis”) based on the following principles:

As of the date of engaging in the transaction, Veridis holds 20% of the issued and paid-up share capital of OPC Rotem Ltd. (hereinafter - “Rotem”) and AGS Rotem Ltd. (hereinafter - “Rotem 2”) (hereinafter jointly - the "Rotem Companies"), and the Company holds the remaining (80%) of the issued and paid-up share capital of the Rotem Companies (directly or indirectly).

Under the outline discussed between the parties and for the purpose of its implementation, the Company established a new subsidiary, OPC Holdings, which will coordinate all of the Company's activities relating to the production and supply of electricity and energy in Israel. For this purpose, the Company will transfer to OPC Holdings, among other things, the shares of OPC Power Plants Ltd., the holdings in Rotem 2, the holdings in Gnrgy Ltd., as well as other companies and operations in the area of activity in Israel, such as energy generation facilities on consumers’ premises, virtual electricity supply activity, and more (hereinafter - the “Transferred Activities”).

Veridis will transfer to OPC Holdings its shares in the Rotem Companies (held directly or indirectly), and will invest in OPC Holdings a cash amount of NIS 425 million (subject to adjustments) against the allocation of 20% of OPC Holdings’ issued share capital, such that on transaction completion date the Company and Veridis will hold 80% and 20%, respectively, of OPC Holdings’ issued and paid up share capital, and OPC Holdings will hold (directly or indirectly) 100% of the Rotem Companies’ shares as well as the other Transferred Activities as described above.

It should be noted that a total of NIS 400 million out of the investment amount shall be used by Rotem to repay (pro rata) part of the shareholder loan extended by the Company and Veridis to Rotem in 2021 (for more information about the shareholders’ loan, see Note 16D1 to the annual financial statements).

The completion of the transaction is subject to the fulfillment of conditions precedent by December 4, 2022, which have not been fulfilled by the financial statements approval date, including the transfer of the Transferred Activities as described above, and, among other things, obtaining the approval of the Israeli Electricity Authority and of third parties for the transfer of the Transferred Activities and Veridis’s and the Company’s holdings in OPC Holdings Israel as stated above, as well as completion by the Israel Infrastructures Fund 3 Limited Partnership (hereinafter - “IIF”) of the development and execution of the measures aimed to ensure that the capacity and/or rights attributed to IIF shall not be attributed to the Company; to the best of the Company’s knowledge, IIF indirectly holds 11% of Veridis’s share capital. According to the information provided to the Company, IIF is working to promote the above and is discussing with the Israeli Electricity Authority the measures to be taken to that end.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 7 – ADDITIONAL INFORMATION

B.	Engagements (cont.)

2.
In June 2022, the Company entered, through a wholly-owned subsidiary - OPC Holdings (hereinafter - the “Buyer”), together with Dor Alon Energy in Israel (1988) Ltd. (hereinafter - “Dor Alon”), and Dor Alon Gas Power Plants Limited Partnership (hereinafter jointly: the “Seller”) into an agreement for the purchase of all rights in a power plant located in the Kiryat Gat Industrial Zone (hereinafter - the “Acquisition Agreement”), by purchasing all rights in Alon Energy Centers Limited Partnership, which holds (indirectly), through Alon Energy Centers - Gat L.P. (hereinafter - the “Gat Partnership”) all rights in the power plant, and by purchasing the rights to receive payments in respect of the shareholders’ loan extended by Dor Alon (hereinafter - the “Sold Rights” and the “Transaction”).

The said power plant is a private combined cycle power plant powered by conventional energy with installed capacity of 75 MW; the power plant is located on privately-owned land in the Kiryat Gat industrial zone (hereinafter - the “Gat Power Plant”). In November 2019, commercial operation of the Gat Power Plant started, upon the award of generation and supply licenses to the Gat Power Plant by the Israeli Electricity Authority.

Under the conditions of the Acquisition Agreement, the Buyer will purchase the sold rights in consideration for NIS 535 million  (hereinafter - the “Consideration”) - which is subject to adjustments - in accordance with the provisions of the Acquisition Agreement, to the cash balances and working capital. Furthermore, in connection with the senior debt extended to the Gat Power Plant (hereinafter - the “Senior Debt to the Gat Power Plant”), the said Consideration shall be adjusted as follows: (a) the total Consideration will increase in the event of early repayment of the Senior Debt to the Gat Power Plant provided prior to the Transaction’s completion date, by an amount based on the outstanding debt amount and additional adjustments in respect of the early repayment, or (b) if the Senior Debt to the Gat Power Plant is not repaid, prior to the Transaction’s completion date, the said Consideration may decrease by an amount agreed upon by the parties in connection with the conversion date under the senior debt agreement to the Gat Power Plant. The Consideration shall be paid on the Transaction completion date, except for NIS 200 million (or NIS 300 million in the event of early repayment of the senior debt of the Gat Power Plant prior to the completion of the Transaction) which will be paid on December 31, 2023.

As of the approval date of the financial statements, the completion of the Transaction is subject to the fulfillment of conditions precedent by the dates prescribed in the Acquisition Agreement until March 31 2023, as set out in the Acquisition Agreement, which include, among other things, and to the extent required, obtaining the approval for the Transaction from the Israeli Electricity Authority and the Israel Competition Authority, obtaining the approval of the manager of the Senior Debt to the Gat Power Plant for the sale of the rights in the sold asset, the termination of the Gat Partnership’s agreement with Dorad Energy Ltd., and the removal of the collateral provided by the Seller in connection with the Gat Power Plant in favor of third parties, such that as from completion date, the Seller shall have no undertakings to third parties in connection with the Gat Power Plant or the Corporations of the Sold Asset, and the Buyer undertook to provide an alternative collateral instead of that provided by the Seller in favor of those third parties, all in accordance with the provisions set out in the Acquisition Agreement. On August 24, 2022, an approval for the merger deal was issued by the Israel Competition Authority.

As of the approval date of the financial statements, all the conditions precedent have yet to be met.

In September 2022, the Company - through OPC Natural Gas LP - entered into agreements to sell natural gas to a corporation from the Dor Alon Group, including a binding agreement for the sale of natural gas, in the quantities of up to 0.1 BCM per year, and under the terms and conditions agreed upon (which include, inter alia, a TOP mechanism), for a period of five years from the commercial operation date of the Karish Reservoir. The agreement may be terminated or terminated early under certain specified circumstances between the parties.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 7 – ADDITIONAL INFORMATION (cont.)

B.	Engagements (cont.)

3.
Further to what is stated in Note 28G to the Annual Financial Statements regarding the agreements for the purchase of natural gas of Rotem and OPC Hadera Ltd. (hereinafter - “Hadera”) with Energean Israel Limited (hereinafter - “Energean”), (hereinafter - the “Energean Agreements”), in May 2022, an amendment to the Energean Agreements was signed, which set out, among other things, arrangements pertaining to bringing forward the reduction of the quantities of gas purchased under Rotem and Hadera’s natural gas agreements with the Tamar Group and the following arrangements (hereinafter - the “Amendment”):

Further to what is stated in Note 28G to the annual financial statements, Rotem and Hadera have natural gas purchase agreements with the Tamar Group (hereinafter - the “Tamar Agreements”). In accordance with the Tamar Agreements, Rotem and Hadera may give the Tamar Group notice by December 31 2022 regarding the reduction of part of the contractual minimum quantity of gas to be purchased, in accordance with the formulae set in the Tamar Agreements (hereinafter - the “Reduction Notice”); such reduction will come into force at the end of the period set in Rotem and Hadera's agreements with Tamar Group (12 and 8 months, respectively) (hereinafter - the “Actual Reduction Date”). In accordance with the Energean Agreements, Rotem and Hadera shall issue the Reduction Notice by the date on which piping of gas from the Karish Reservoir will commence after the end of the running in period (hereinafter - the “Commercial Operation Date”). As part of the amendment, it was decided that Rotem and Hadera will issue their respective Reduction Notices under the Tamar Agreements within 30 days from the amendment date. It was further determined in the amendment that as from the Commercial Operation Date and through the Actual Reduction Date, Rotem and Hadera will have a Take or Pay undertaking regarding a certain quantity of natural gas, and at the same time account settling arrangements were put in place in connection with the bringing forward of the Reduction Notice, and in connection with Rotem and Hadera’s purchase of gas from alternative sources if the Commercial Operation Date does not take place by the Actual Reduction Date. In addition, the amendment includes an option that may be exercised until the end of 2022 to purchase further immaterial quantities of natural gas from Energean under the terms of the agreement between Energean and Rotem. The amendment sets up further provisions, including, among other things, regarding waiver of assertions and claims in relation to the period prior to the amendment; the amendment also revises the circumstances and defers the dates on which the parties may terminate the Energean Agreements early due to a deferral of the Commercial Operation Date.

In May and June 2022, Rotem and Hadera delivered their Reduction Notices, respectively. As of the approval date of the financial statements, the final scope of reduction by Hadera has not yet been determined and is being discussed with the Tamar Group.

Further to filing the reduction notices, in August 2022, Rotem and Hadera informed Energean regarding the increase of the contractual gas quantity under the original terms and conditions of the Energean agreements (the increase does not constitute exercise of the above option, which is exercisable by the end of 2022). It is clarified that increasing the contractual amount increases the Take or Pay commitment under the agreements.

In October 2022, Energean announced that the piping of first gas from the Karish Reservoir has started, and that the commercial activation of the Karish Reservoir is expected to take place during a 6-month period from the reporting date. Furthermore, Energean has informed the Company that the running in period of the reservoir has started; during that period, the Company acquires immaterial quantities of gas from Energean. In November 2022, Rotem and Hadera served Energean with a notice of the exercise of the option to acquire an additional immaterial quantity, as set out in the amendment to the Energean agreement.

In addition, as stated in Note 28G to the Annual Financial Statements regarding Hadera’s additional gas supply agreement with the Tamar Group on an interruptible basis for a period of 15 years starting in January 2019, or until the end of the consumption of the contractual quantity, the earlier of the two (hereinafter - the “Tamar B Agreement”), Hadera has a right to exercise early termination of the Tamar B Agreement, under the circumstances set out in the agreement. Accordingly, in June 2022, Hadera informed Tamar Group of such early termination, which will come into force after 12 months.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 7 – ADDITIONAL INFORMATION (cont.)

C.	Claims and other liabilities

1.
Further to what is stated in Note 28C to the annual financial statements, in March 2022 Rotem and the Israel Electric Corporation signed a settlement agreement to settle certain open issues between the parties in connection with Rotem’s PPA with the Israel Electric Corporation. As part of the settlement agreement, Rotem paid a total of NIS 5.5 million to the Israel Electric Corporation in respect of past disputes pertaining to collection differences due to non-transfer of share data in 2013 through 2015, and regarding past accounting in respect of the energy purchase cost for Rotem customers in cases of a load reduction of the power plant by the System Operator, as defined in the agreement. The said settlement agreement is in line with the Company’s estimates and the provisions that were made. It should be noted that the Settlement Agreement does not constitute a settlement or waiver of the claims of the parties and/or System Operator regarding other existing or future open issues, including in relation to current open issues under dispute with the System Operator as of the approval date of the financial statements. In this context, it should be noted that during the reporting period, the System Operator claimed that Rotem had transmitted excess energy was without prior agreement (Rotem disputes the claim), following additional open issues, which - to Rotem’s understanding - are expected to be affected by complementary arrangements that the Israeli Electricity Authority is expected to set in place in this matter.

2.
Further to what is stated in Note 28H to the Annual Financial Statements regarding the motion to approve a derivative claim regarding the electricity acquisition transaction, in August 2022, after the approval of the respondents’ relevant organs, a settlement agreement was filed to the court for approval.

3.
Further to what is stated in Note 28D to the annual financial statements regarding the arbitration proceedings instigated by Hadera’s construction contractor, in July 2022, at the parties’ request, the arbitration proceeding was suspended, and as of the financial statements approval date it has not yet been renewed. The arbitration proceeding may be renewed upon a preliminary notice by any of the parties.

D.	Equity compensation plan

Following is information regarding allocation of offered securities during the reporting period:

Allocation date	Number of RSUs at grant date (in thousands)	Fair value of each RSU at grant date (in NIS) (1)	No. of options at grant date (in thousands)	Average fair value of each option at grant date (in NIS) (2)	Exercise price per option (in NIS, unlinked) (3)	Standard deviation (4)	Rate of risk-free interest (5)	Share price at grant date (in NIS)	Cost of benefit (in NIS million) (6)

January 2022	27	33.40	272	9.91	33.21	33.55%-33.67%	0.47%-0.75%	33.30	Approx. 4
May 2022	-	N/A	1,649	10.42	36.60	33.11%-33.53%	1.84%-2.05%	34.93	Approx. 17
September 2022	-	N/A	254	15.70	39.86	33.24%-34.24%	2.93%-2.94%	42.99	Approx. 4

(1)	The RSUs’ fair value represents the Company’s share price at grant date.

(2)	The average fair value of each option granted is valued at grant date using the Black-Scholes model.

(3)	The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

(4)	The standard deviation is calculated based on historical volatility of the Company’s share over the expected life of the option until exercise date.

(5)	The rate of the risk-free interest is based on the Fair Spread database and an expected life of 4 to 6 years.

(6)	This amount will be recorded in profit and loss over the vesting period of each tranche.

The Offered Securities are offered by virtue of the option plan as detailed in Note 18B to the annual financial statements and include identical terms and provisions.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 7 – ADDITIONAL INFORMATION (cont.)

E.	CPV Group

1.
In March 2022, CPV Group entered into a master agreement for the purchase of solar panels with a total capacity of 530 MW (hereinafter - the “Agreement”). Pursuant to the agreement, the solar panels will be supplied in accordance with orders to be placed with the supplier by the CPV Group in 2023-2024. The CPV Group has an early termination right in accordance with the dates set, by paying a proportionate share of the consideration payable to the supplier, as derived from the early repayment date. Furthermore, the agreement sets, among other things, provisions regarding the panels’ quantities and model and the manner of their supply, as well as provisions regarding the termination of the agreement. The overall consideration in respect of the agreement may amount to USD 185 million (assuming that the maximum quantity specified in the agreement will be purchased). The agreement is intended to serve CPV Group solar projects under development, in view of, among other things, increased global demand for solar panels, which impact panel prices and the timetables for their supply.

2.
CPV Stagecoach Solar, LLC (hereinafter - “Stagecoach”), is a solar-powered CPV Group project with a capacity of approx. 102 MWdc, located in Georgia USA. Commercial operation of Stagecoach is expected to take place in the first half of 2024.

In March 2022, Stagecoach entered into a PPA with a third party for a period of up to 30 years as from the commercial operation date of the project, at market prices. In April 2022, Stagecoach contracted with a global company to sell 100% of the project's solar Renewable Energy Credits (RECs), as well as for a full hedge of the electricity price of the quantity that shall be produced and sold to the said third party, at a fixed price, for a period of 20 years from the date of commercial operation of the project. An EPC agreement was signed with the project's construction contractor in May 2022, and a construction commencement order was issued. CPV Group intends to supply the solar panels to the project through CPV Group’s master agreement for the purchase of solar panels, as described in Note 7E1.

The CPV Group has provided financial guarantees totaling approximately USD 10 million to secure its liabilities for the project (including with respect to the dates associated with the project).

3.
As stated in Note 18C to the annual financial statements, CPV Group employees have a profit participation plan, which is accounted for as a cash-settled share-based payment transaction (hereinafter – the “Plan”); accordingly, the fair value of the liability in respect of the Plan is remeasured on each reporting date and recognized as an expense, against a corresponding increase in the liability, over the period in which unconditional entitlement to payment is established. The Plan’s fair value as of the report date was valued using the option pricing model (OPM), based on standard deviation of 36%, risk-free interest of 4.16%, and expected life until exercise of 3.5 years. As of the report date, the Plan’s fair value amounts to NIS 121 million (approx. USD 34 million). During the nine and three-month periods ended September 30, 2022, expenses totaling NIS 19 million (approx. USD 6 million) and totaling NIS 9 million (approx. USD 3 million), respectively, were recorded in respect of the plan. During the nine and three-month periods ended September 30, 2021, expenses totaling NIS 25 million (approx. USD 8 million) and NIS 9 million (approx. USD 3 million), respectively, were recorded in respect of the plan

4.
Further to what is stated in Note 16D6 to the annual financial statements, in the reporting period, the Company and non-controlling interests invested in the equity of the partnership OPC Power Ventures LP (both directly and indirectly) a total of NIS 248 million (approx. USD 76 million), and extended it NIS 77 million (approx. USD 24 million) in loans, based on their stake in the partnership.

5.	In August 2022, the CPV Group deposited funds totaling NIS 67 million (approx. USD 20 million) to secure the hedging agreement in Valley, with the partner to the project providing the same amount.

6.
Interim financial statements as at September 30, 2022 of CPV Valley Holdings LLC (hereinafter – “Valley”) (attached to the Company's condensed consolidated interim financial statements and prepared in accordance with US GAAP), include a disclosure of circumstances related to Valley's ability to repay its liabilities under its credit agreement totaling over NIS 1.4 billion (approx. USD 400 million) at the contractual repayment date of the aforementioned liabilities, which will be June 30, 2023. Valley's management is negotiating with its financing entities in an effort to defer or refinance its liabilities under the credit agreement. As of the approval date of the financial statements, Valley is not expected to be able to repay its liabilities under the credit agreement using its cash flows from operating activities; however, Valley’s management believes that it will be able to defer or refinance its credit agreement prior to June 30, 2023. The said circumstances have no effect on the financial and operating results of the Group and of Valley.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 8 – FINANCIAL INSTRUMENTS

Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and financial liabilities, including short‑term and long‑term deposits, cash and cash equivalents, restricted cash, trade receivables, other receivables, derivative financial instruments, trade payables and other payables, and some of the Group’s long-term loans are the same as or approximate to their fair values.

The fair values of the other financial assets and financial liabilities, together with the carrying amounts stated in the statement of financial position, are as follows:

Fair value

	As at September 30, 2022
	Carrying amount (*)	Fair value
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	1,786	1,838
Loans from non‑controlling interests (Level 2)	473	431
Debentures (Level 1)	1,834	1,722
	4,093	3,991

	As at September 30, 2021
	Carrying amount (*)	Fair value
	(Unaudited)	(Unaudited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	2,750	2,887
Loans from non‑controlling interests and others (Level 2)	359	367
Debentures (Level 1)	1,811	1,953
	4,920	4,078

	As at December 31, 2021
	Carrying amount (*)	Fair value
	(Audited)	(Audited)
	NIS million	NIS million
Loans from banks and financial institutions (Level 2)	1,520	1,697
Loans from non‑controlling interests (Level 2)	435	446
Debentures (Level 1)	1,824	1,997
	3,779	4,140

(*) Includes current maturities and interest payable.

Derivative financial instruments are measured at fair value, using the Level 2 valuation method.

For details regarding the Group’s risk management policies, including entering into financial derivatives as well as the manner of determining the fair value, see Note 23 to the Annual Financial Statements.

NOTE 9 – SIGNIFICANT EVENTS SUBSEQUENT TO THE REPORT DATE

Following on Note 16D4 to the annual financial statements regarding the credit facility from Harel in amount of NIS 400 million, subsequent to the reporting date, an extension of the term of the said credit facility signed (subject to fulfillment of administrative conditions), until November 2023. As part of the extension the annual interest rate for the loans to be granted would be revised to the higher of: the interest rate of the Bank of Israel, with an added spread of 2.6% or the spread on the Bonds Series B of the Company, with an added 0.5%. As part of the extension an option was included to extend the credit facility from Harel by an additional year.

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 10 - MATERIAL ASSOCIATE WHOSE REPORTS ARE ATTACHED TO THE REPORTS

Attachment of financial statements

The Group attaches to these Condensed Consolidated Interim Financial Statements the condensed interim financial statements of Valley (hereinafter - a “Material Associate”).

The functional currency and the presentation currency of the material associate is the US dollar.

The financial statements of the material associate are drawn up in accordance with US GAAP, which vary, in some respects, from IFRS. Set forth below are the adjustments to comprehensive income, total assets, total liabilities and Partnership’s equity to reflect those differences.

For information regarding the disclosure of the circumstances relating to a Material Associate’s ability to repay its liabilities in accordance with its credit agreement, see Note 7E6.

1) Statement of Financial Position:

		As at September 30, 2022
		(Unaudited)
		US GAAP In USD thousand	Adjustments in USD thousands	IFRS In USD thousand

Property, plant & equipment	A, C, D	792,690	(168,991)	623,699
Intangible assets	D	20,353	(20,353)	-
Other assets		89,509	-	89,509

Total assets		902,552	(189,344)	713,208

Accounts payable and deferred expenses	A	24,618	(1,466)	23,152
Other liabilities		525,558	-	525,558

Total liabilities		550,176	(1,466)	548,710

Partnership’s equity	A, C	352,376	(187,878)	164,498

Total liabilities and equity		902,552	(189,344)	713,208

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 10 - MATERIAL ASSOCIATE WHOSE REPORTS ARE ATTACHED TO THE REPORTS (cont.)

Attachment of financial statements (cont.)

1) Statement of Financial Position (cont.):

		As at September 30, 2021
		(Unaudited)
		US GAAP In USD thousand	Adjustments in USD thousands	IFRS In USD thousand

Property, plant & equipment	A, C, D	817,610	(190,924)	626,686
Intangible assets	D	10,413	(10,413)	-
Other assets		124,171	-	124,171

Total assets		952,194	(201,337)	750,857

Accounts payable and accrued expenses	A	38,000	(1,134)	36,866
Other liabilities		593,067	-	593,067

Total liabilities		631,067	(1,134)	629,933

Partnership’s equity	A, C	321,127	(200,203)	120,924

Total liabilities and equity		952,194	(201,337)	750,857

		As at December 31, 2021
		(Audited)
		US GAAP In USD thousand	Adjustments in USD thousands	IFRS In USD thousand

Property, plant & equipment	A, C, D	811,284	(188,193)	623,091
Intangible assets	D	10,332	(10,332)	-
Other assets		118,188	-	118,188

Total assets		939,804	(198,525)	741,279

Accounts payable and deferred expenses	A	40,493	(1,421)	39,072
Other liabilities		583,413	-	583,413

Total liabilities		623,906	(1,421)	622,485

Partnership’s equity	A, C	315,898	(197,104)	118,794

Total liabilities and equity		939,804	(198,525)	741,279

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 10 - MATERIAL ASSOCIATE WHOSE REPORTS ARE ATTACHED TO THE REPORTS (cont.)

Attachment of financial statements (cont.)

2) Statements of income and other comprehensive income:

		For the nine-month period ended September 30, 2022
		(Unaudited)
		US GAAP In USD thousand	Adjustments in USD thousands	IFRS In USD thousand

Revenues		305,725	-	305,725
Operating expenses	A	226,620	(4,194)	222,426
Depreciation and amortization	C	19,367	(5,032)	14,335

Operating profit		59,738	9,226	68,964

Finance expenses	B	24,027	(5,030)	18,997

Profit for the period		35,711	14,256	49,967

Other comprehensive income (loss) - interest rate swaps	B	767	(5,030)	(4,263)

Comprehensive income for the period		36,478	9,226	45,704

		For the nine-month period ended September 30, 2021
		(Unaudited)
		US GAAP In USD thousand	Adjustments in USD thousands	IFRS In USD thousand

Revenues		85,287	-	85,287
Operating expenses	A	112,204	(3,451)	108,753
Depreciation and amortization	C	19,289	(4,599)	14,690
Impairment of property, plant & equipment	A	-	219,302	219,302

Operating loss		(46,206)	(211,252)	(257,458)

Finance expenses	B	24,001	(3,255)	20,746

Loss for the period		(70,207)	(207,997)	(278,204)

Other comprehensive income - interest rate swaps	B	5,754	(3,255)	2,499

Comprehensive loss for the period		(64,453)	(211,252)	(275,705)

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 10 - MATERIAL ASSOCIATE WHOSE REPORTS ARE ATTACHED TO THE REPORTS (cont.)

Attachment of financial statements (cont.)

2) Statements of income and other comprehensive income: (cont.):

		For the three-month period ended September 30, 2022
		(Unaudited)
		US GAAP In USD thousand	Adjustments in USD thousands	IFRS In USD thousand

Revenues		116,064	-	116,064
Operating expenses	A	83,323	(1,465)	81,858
Depreciation and amortization	C	6,475	(1,677)	4,798

Operating profit		26,266	3,142	29,408

Finance expenses	B	8,413	(1,572)	6,841

Profit for the period		17,853	4,714	22,567

Other comprehensive loss - interest rate swaps	B	(4,309)	(1,572)	(5,881)

Comprehensive income for the period		13,544	3,142	16,686

		For the three-month period ended September 30, 2021
		(Unaudited)
		US GAAP In USD thousand	Adjustments in USD thousands	IFRS In USD thousand

Revenues		39,197	-	39,197
Operating expenses	A	40,182	(1,135)	39,047
Depreciation and amortization	C	6,427	(1,677)	4,750

Operating loss		(7,412)	2,812	(4,600)

Finance expenses	B	7,766	(1,840)	5,926

Loss for the period		(15,178)	4,652	(10,526)

Other comprehensive income (loss) - interest rate swaps	B	1,671	(1,840)	(169)

Comprehensive loss for the period		(13,507)	2,812	(10,695)

		For the year ended December 31, 2021
		(Audited)
		US GAAP In USD thousand	Adjustments in USD thousands	IFRS In USD thousand

Revenues		150,647	-	150,647
Operating expenses		171,571	(4,872)	166,699
Depreciation and amortization		25,714	(6,277)	19,437
Impairment of property, plant & equipment	A	-	219,302	219,302

Operating loss		(46,638)	(208,153)	(254,791)

Finance expenses	B	31,806	(5,052)	26,754

Loss for the year		(78,444)	(203,101)	(281,545)

Other comprehensive income - interest rate swaps	B	8,762	(5,052)	3,710

Comprehensive loss for the year		(69,682)	(208,153)	(277,835)

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 10 - MATERIAL ASSOCIATE WHOSE REPORTS ARE ATTACHED TO THE REPORTS (cont.)

Attachment of financial statements (cont.)

3) Adjustment to equity and comprehensive income:

		As at September 30, 2022	As at September 30, 2021	As at December 31, 2021
		(Unaudited)	(Unaudited)	(Audited)
		In USD thousand	In USD thousand	In USD thousand

Partnership’s equity as per the Partnership’s statement of financial position drawn up in accordance with US GAAP		352,376	321,127	315,898
IFRS adjustments:
Costs of periodic maintenance at the power plant	A	20,116	14,501	15,921
Impairment of property, plant & equipment	C	(207,994)	(214,704)	(213,025)

Partnership’s equity after adjustments to IFRS		164,498	120,924	118,794

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 10 - MATERIAL ASSOCIATE WHOSE REPORTS ARE ATTACHED TO THE REPORTS (cont.)

Attachment of financial statements (cont.)

4) Material adjustments to the statement of cash flows:

		For the nine-month period ended September 30, 2022
		(Unaudited)
		US GAAP In USD thousand	Adjustments in USD thousands	IFRS In USD thousand

Profit for the period	A, B, C	35,711	14,256	49,967

Net cash from operating activities		57,273	-	57,273
Net cash provided by (used in) investing activities	E	(10,722)	19,684	8,962
Net cash used in financing activities		(60,105)	-	(60,105)

Net increase (decrease) in cash and cash equivalents		(13,554)	19,684	6,130

Balance of cash and cash equivalents at beginning of period	E	98	181	279

Restricted cash balance at beginning of period	E	76,390	(76,390)	-

Balance of cash and cash equivalents at end of period	E	97	6,312	6,409

Restricted cash balance at end of period	E	62,837	(62,837)	-

		For the nine-month period ended September 30, 2021
		(Unaudited)
		US GAAP In USD thousand	Adjustments in USD thousands	IFRS In USD thousand

Loss for the period	A, B, C	(70,207)	(207,997)	(278,204)

Net cash used in operating activities		17,847	-	17,847
Net cash provided by (used in) investing activities	E	(324)	3,213	2,889
Net cash provided by financing activities		(20,570)	-	(20,570)

Net increase (decrease) in cash and cash equivalents		(3,047)	3,213	166

Balance of cash and cash equivalents at beginning of period	E	89	335	424

Restricted cash balance at beginning of period	E	87,700	(87,700)	-

Balance of cash and cash equivalents at end of period	E	98	492	590

Restricted cash balance at end of period	E	84,644	(84,644)	-

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 10 - MATERIAL ASSOCIATE WHOSE REPORTS ARE ATTACHED TO THE REPORTS (cont.)

Attachment of financial statements (cont.)

4) Material adjustments to the statement of cash flows: (cont.)

		For the three-month period ended September 30, 2022
		(Unaudited)
		US GAAP In USD thousand	Adjustments in USD thousands	IFRS In USD thousand

Profit for the period	A, B, C	17,853	4,714	22,567

Net cash from operating activities		25,981	-	25,981
Net cash provided by (used in) investing activities	E	(6,137)	27,746	21,609
Net cash used in financing activities		(42,990)	-	(42,990)

Net increase (decrease) in cash and cash equivalents		(23,146)	27,746	4,600

Balance of cash and cash equivalents at beginning of period	E	99	1,710	1,809

Restricted cash balance at beginning of period	E	85,981	(85,981)	-

Balance of cash and cash equivalents at end of period	E	97	6,312	6,409

Restricted cash balance at end of period	E	62,837	(62,837)	-

		For the three-month period ended September 30, 2021
		(Unaudited)
		US GAAP In USD thousand	Adjustments in USD thousands	IFRS In USD thousand

Loss for the period	A, B, C	(15,178)	4,652	(10,526)

Net cash used in operating activities		19,623	-	19,623
Net cash provided by (used in) investing activities	E	(69)	13,187	13,118
Net cash used in financing activities		(32,279)	-	(32,279)

Net increase (decrease) in cash and cash equivalents		(12,725)	13,187	462

Balance of cash and cash equivalents at beginning of period	E	88	40	128

Restricted cash balance at beginning of period	E	97,379	(97,379)	-

Balance of cash and cash equivalents at end of period	E	98	492	590

Restricted cash balance at end of period	E	84,644	(84,644)	-

		For the year ended December 31, 2021
		(Audited)
		US GAAP In USD thousand	Adjustments in USD thousands	IFRS In USD thousand

Loss for the year	A, B, C	(78,444)	(203,101)	(281,545)

Net cash from operating activities		16,448	-	16,448
Net cash provided by (used in) investing activities	E	(342)	11,156	10,814
Net cash used in financing activities		(27,407)	-	(27,407)

Net increase (decrease) in cash and cash equivalents		(11,301)	11,156	(145)

Balance of cash and cash equivalents at beginning of year	E	89	335	424

Restricted cash balance at beginning of year	E	87,700	(87,700)	-

Balance of cash and cash equivalents at end of year	E	98	181	279

Restricted cash balance at end of year	E	76,390	(76,390)	-

OPC Energy Ltd.
Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2022 (Unaudited)

NOTE 10 - MATERIAL ASSOCIATE WHOSE REPORTS ARE ATTACHED TO THE REPORTS (cont.)

Attachment of financial statements (cont.)

5) Explanations for the main differences between US GAAP and IFRS:

A.
Maintenance costs under the Long-Term Maintenance Plan (hereinafter - the “LTCP Agreement”): under IFRS, variable payments which were paid in accordance with the milestones as set in the LTCP Agreement are capitalized to the cost of property, plant and equipment and depreciated over the period from the date on which maintenance work was carried out until the date on which maintenance work is due to take place again. Under US GAAP, the said payments are recognized on payment date within current expenses in the statement of income.

B.
Hedge effectiveness of interest rate swaps: in accordance with IFRS 9 - Financial Instruments - Valley recognizes the adjustments relating to the ineffective portion of its hedge its cash flows. Under US GAAP, in accordance with ASU 2017-12 there is no ineffective portion.

C.
Property, plant and equipment: during the course of the first quarter of 2021, there were indications of impairment that require testing the items for impairment in accordance with both sets of standards: IFRS and US GAAP. Pursuant to IAS 36 the carrying amount exceeded the recoverable amount (the discounted cash flows that Valley expects to generate from the asset), and consequently an impairment loss was recognized during the first quarter of 2021. In accordance with ASC 360, the non-discounted cash flows that Valley expects to generate from the asset exceed the carrying amount, and therefore no impairment loss was recognized in accordance with US GAAP.

D.	Intangible assets: intangible assets that fall within the scope of ASC 350: Intangibles - Goodwill and Others - are defined as property, plant and equipment in accordance with IAS 16.

E.
Restricted Cash: The difference is due to a difference in the presentation of restricted cash in the cash flow statements between IFRS and US GAAP. In accordance with US GAAP, restricted cash are included in the statement of cash flows together with cash and cash equivalents.